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08006284

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Entera Holdings Ltd

*CURRENT ADDRESS: ______

**FORMER NAME: ______

PROCESSED
DEC 22 2008 E
THOMSON REUTERS

**NEW ADDRESS: ______

FILE NO. 82- 04335   FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/18/08

Enterra Holdings Ltd.
2007 Annual Report

corporate profile

Enterra Holdings Ltd. is the holding company of Golder Associates Corporation. Founded in 1960, Golder is now one of the world's largest and most international ground engineering and environmental services providers.

Through its operating companies, Golder Associates meets the needs of a widely diversified private and public sector client group operating in mining, power, oil and gas, land development, waste management, transportation, legal and financial services, forestry and water resources. Enterra Holdings Ltd. is wholly owned by full-time employees of Golder Associates.

The first Golder Associates company was founded in Canada in 1960. Since then, we have grown to become one of the largest, truly global ground engineering and environmental service groups in the world. Our 6,200 total employees, and over 5,400 full-time engineers, scientists and support staff work in over 150 offices throughout Africa, Asia, Australasia, Europe, North America and South America. Technical quality; innovation; local knowledge of cultures, languages and regulatory requirements; access to global resources; and client service are foundations of Golder Associates. Together these result in a unique ability to help our clients achieve their objectives around the world.

The technical resources and geographical breadth of Golder Associates allows us to effectively deliver projects of any scale at local, national and international levels. Golder Associates is unique. An indicator of the engagement of our people in the Company and with our clients is demonstrated by the fact that half of our full-time staff participate as shareholders.

revenues

Net (millions of $)


223
286
355
448
583
2003
2004
2005
2006
2007

Gross (millions of $)


319
418
510
634
824
2003
2004
2005
2006
2007

per share data

Price Per Share ($)


15.54
18.32
20.42
24.79
32.11
2003
2004
2005
2006
2007

Book Value Per Share ($)


13.08
15.98
17.73
21.50
27.18
2003
2004
2005
2006
2007

Net Income Per Share ($)


1.07
1.68
1.89
2.22
4 12
2003
2004
2005
2006
2007

equity

Shareholders' Equity (millions of $)


69.6
88.8
103.4
127.0
174.8
2003
2004
2005
2006
2007

Operating Debt to Shareholders' Equity (%)


17.5
22.2
23.4
18.9
10.2
2003
2004
2005
2006
2007

employees

Total Full-time


2,873
3,369
4,013
4,759
5,454
2003
2004
2005
2006
2007

Shareholders


1,422
1,655
1,981
2,393
2,835
2003
2004
2005
2006
2007

Employee Shareholding Participation (%)


49.4
49.1
49.4
50.3
52.0
2003
2004
2005
2006
2007

To my fellow shareholders

Throughout 2007, our 6,000 people did a remarkable job of meeting or exceeding our clients' expectations. This excellent performance resulted in outstanding financial results for our shareholders.

I am pleased to report financial results for 2007 for Enterra Holdings Ltd. (EHL) that are record-setting across the board: revenue, operating profit and profit margin. I invite you to spend some time with this report and review these results in detail, however, the key numbers are as follows:

- Record earnings before interest, taxes, depreciation and amortisation of $63 million. This was our 48th consecutive year of profitability, since our founding in 1960.
- Pretax operating margin of more than 10%, well beyond our target of 8%.
- A shareholder return of over 40%, a level not seen since the mid- to late-1980s.

Our performance in 2007 was well-balanced, with all our operating regions making an outstanding contribution to both the top line and the bottom line.

The global business climate continues to be robust. We have been successful in capitalising on strong commodity markets, from oil and gas to mining to power. In many markets, revenue from natural resources is funding growth in spending on public infrastructure, where we also participate strongly.

While financial results are obviously important, we attach significant weight to other measures of success on our balanced scorecard. The fact that these non-financial measures are tracking well – from client satisfaction to business processes to our people – gives me confidence that 2007's performance can indeed be sustained.

The company is well-aligned with our strategic plan for the period 2007 to 2010. We have an excellent strategy in place and are implementing it well. For example, we embarked a number of years ago on developing business market intelligence for each sector we serve. Over the past year, we have seen greater alignment between this market intelligence and our managers in each of our operating regions.

We continue to enjoy the support of our shareholders, and continue to reward them well. In 2007, we observed strong demand for shares and welcomed hundreds of new shareholders. The investment by our people is an important contribution to our capital structure, assisting with the funding of growth.

Our excellent financial position also allows us to invest in corporate initiatives and business processes that keep our people safe and healthy, and bring added efficiency to our day-to-day operations.

The growth we have achieved over the past few years has been unprecedented in our long history. We continue to manage this growth well, and our shareholders can be confident of continued success in 2008.



F.W. Firlotte, P.Eng.
President, Enterra Holdings Ltd.



2007 set new standards for revenue, operating margin and profit margin.

Our 2007 to 2010 plan is right on track, and operations are well-aligned with strategy.

Excellent financial position enables us to invest in our future, people, systems and initiatives.

revenue

Gross revenues for 2007 increased by $190 million over 2006 and reached $824 million. Net revenues for 2007 were $583 million exceeding 2006 net revenues by $135 million or 30%.

For the fifth year in a row, the annual increase in gross revenues exceeded 20% and was attributable to internal growth (23%), higher exchange rates on the Canadian and Australian dollars as well as the Euro (6%), and acquisitions (1%). Revenue and expenses are calculated in U.S. dollars based on exchange rates averaged over the course of each year. The changes in average exchange rates in 2006 and 2007, used to convert to U.S. dollars were as follows:

	2006 Average	2007 Average	Change
Cdn. $	0.885	0.927	4.7%
Aust. $	0.752	0.834	10.9%
Euro	1.252	1.368	9.3%

Growth in 2007 revenues by operating region, calculated using local currencies, was as follows:

	Annual Growth Rate	
Operating region	Gross revenues	Net revenues
Canada	25%	28%
United States	11%	12%
Australasia	53%	48%
Africa	41%	36%
Europe	6%	11%
South America	25%	30%

The increase in net revenues coupled with a net revenue multiplier of 3.29 resulted in 2007 net project income of $406 million which represented a 33% increase over 2006. The net revenue multiplier, determined by dividing net revenues by direct labor, increased from 3.15 in 2006 and this increase generated $25 million of the overall increase in net project income.

Revenue Track Record (millions of $)


319
418
510
634
824
2003
2004
2005
2006
2007
Gross Revenue
Net Revenue

Contributors to Gross Revenue Growth (%)


24%
31%
22%
24%
30%
2003
2004
2005
2006
2007
Currency Adjustments
Acquisitions
Internal Growth

Revenue by Region (%)


United States 21%
Australasia 19%
Europe 15%
South America 6%
Canada 39%

SG&A, Interest and Income Taxes

Selling, general and administrative (SG&A) expenses increased by $84 million or about 30% over 2006 in line with the growth in net revenues. Nonchargeable salaries represent the most significant part of SG&A expenses and the 2007 increase in nonchargeable salaries represents the primary reason for the increase in SG&A expenses over 2006. A commensurate rise in employee benefit costs and the Company's continued commitment to training and building infrastructure also contributed to the increased cost over 2006.

Professional liability insurance premium costs increased because of the growth of the Company, but as a percent of revenues, the cost of insurance declined. Through diligent risk management efforts, there was also a reduction in the severity of claims experienced during the year. Due to the increased growth of the Company, it was deemed prudent to increase the limits of insurance in 2007 on the global professional liability insurance program.

Interest expense continued its upward trend in 2007, increasing by 13% as a result of the Company's need to borrow more money to finance growth; however, the increase in interest expense lagged the growth in revenues due to improved collection efforts in all of the operating regions. A significant portion of the Company's debt is variable rate debt and does expose the Company to higher interest expense in the future should interest rates rise from their current levels.

Income tax expense, expressed as a percentage of income before income taxes, produced an effective 2007 tax rate for the Company of 37% compared to 43% in 2006 and 38% in 2005.

EBITDA and Net Income

EBITDA (earnings before interest, taxes, depreciation and amortisation) for the year was the highest in the Company's history and reached $63 million. This represents a 10.8% return on net revenues and compares to returns of 8.6% and 8.3% in 2006 and 2005, respectively.

Consolidated net income (post tax) for 2007 was $27 million compared to $14 million in 2006. Each of the five Golder Associates operating regions made a significant contribution to the consolidated net income for the year.

Liquidity and Exchange Risk

Cash flow from operating activities was $29 million in 2007 compared to $14 million in 2006. Cash provided by 2007 operating activities was $29 million exceeding the $14 million provided in 2006. Cash used for investing activities was $28 million compared to $22 million in 2006. During the year, the Company sold 298,832 treasury shares which brought $7.4 million cash into the Company. In addition, improvements in DSO (days sales outstanding) resulted in a reduction of $7.9 million in short-term bank debt.

During 2007, the Company received proceeds of $3.7 million on the liquidation of a property investment in Australia. These funds were reinvested in new property investments during 2008.

EBITDA History (millions of $)


63
38
30
25
17
2003
2004
2005
2006
2007
Taxes
Depreciation and Amortization
Interest
Net Income

Financial payoffs from:

Improved risk management
– professional liability insurance costs.

Faster payments from clients
– bank interest charges.

Higher operating margin
– net revenue multiplier.

Once again, the Company's financial position was impacted by the movement in foreign currency exchange rates relative to the U.S. dollar. Assets and liabilities are calculated in U.S. dollars based on exchange rates at the end of each year. As of December 31, 2006 and 2007, exchange rates used to convert to U.S. dollars were as follows:

	Dec. 31, 2006	Dec. 31, 2007	Change
Cdn. $	0.858	1.009	17.6 %
Aust. $	0.790	0.877	11.0%
Euro	1.320	1.460	10.6%

These changes increased shareholders' equity by $14 million and, at the end of the year, increased the cumulative foreign currency translation adjustment to $23 million. If, in the future, the U.S. dollar were to increase in value relative to other currencies, then the cumulative foreign currency translation adjustment would decrease.

Shareholders' equity increased by $48 million or about 38% during 2007 and this increase can be summarised as follows:

Net income	$ 27.4
Issue of shares	7.4
Foreign currency translation adjustment	13.7
Dividends	(0.7)
Annual increase	$ 47.8

Shareholders' equity at the end of 2007 amounted to $175 million.

Higher levels of equity support higher levels of debt and in August 2007, the Company entered into a five year credit agreement with the Bank of Nova Scotia and Wachovia Bank which increased borrowing capacity under its revolving facility from $38 million to $70 million. This increased borrowing capacity together with cash flow from operating activities, should ensure that the Company has sufficient capital and liquidity to finance the existing operations and the anticipated future growth.

Share Performance

The share price increased from $24.79 to $32.11. This increase of $7.32 or 29.5% consisted of the following:

Net income from operations	$ 3.25
Other contributions to net income	0.61
Dividends	(0.10)
Foreign currency translation adjustment	2.07
Increase in five year average earnings	1.49
Increase in share price	$ 7.32

Outlook for 2008

The Company is approaching 2008 with a cautious optimism and is forecasting revenue growth of about 18% in 2008, an operating margin above 8% and a return to shareholders greater than 15%. There will be a continuing emphasis in 2008 on reducing DSO, project and risk management training, health and safety, and better utilisation of staff while, at the same time, managing overhead expenses.

Auditors' Report

To the Shareholders of Enterra Holdings Ltd.

We have audited the consolidated balance sheet of Enterra Holdings Ltd. as at December 31, 2007 and the consolidated statements of income and retained earnings and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
Mississauga, Ontario
April 11, 2008

Consolidated Balance Sheet

As at December 31, 2007

(thousands of U.S. dollars)	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 35,126	$ 20,748
Marketable securities *(note 1(d))*	1,570	9,635
Accounts receivable – trade	177,946	138,541
Work in progress	70,103	61,892
Other receivables	1,267	317
Prepaid expenses	9,396	8,694
	295,408	239,827
Investment in and advances to other companies *(note 2)*	4,270	2,851
Capital assets *(note 3)*	58,682	40,718
Other assets:		
Future income tax assets	4,320	4,980
Loans receivable from shareholders *(note 4)*	–	330
Life insurance, at cash surrender value	4,616	3,752
Goodwill *(note 10)*	3,079	3,079
Intangible assets *(note 10)*	2,300	2,891
	14,315	15,032
Total assets	$ 372,675	$ 298,428
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness *(note 5)*	$ 4,679	$ 12,606
Accounts payable and accrued liabilities	135,708	113,838
Deferred revenue	13,965	9,147
Dividends payable	664	634
Income taxes payable	7,315	3,937
Future income tax liabilities	5,057	5,723
Current portion of long-term debt *(note 6)*	9,414	9,465
	176,802	155,350
Long-term debt *(note 6)*	21,069	16,078
Total liabilities	197,871	171,428
Shareholders' equity:		
Capital stock *(note 7)*	38,662	31,254
Retained earnings	113,082	86,377
	151,744	117,631
Cumulative translation adjustment	23,060	9,369
Total shareholders' equity	174,804	127,000
Total liabilities and shareholders' equity	$ 372,675	$ 298,428

See accompanying notes to consolidated financial statements.

Consolidated Statement of Income and Retained Earnings

For the year ended December 31, 2007

(thousands of U.S. dollars)	2007	2006
Gross revenues	$ 824,395	$ 633,781
Less subcontract and other direct costs	241,312	185,414
Net revenues	583,083	448,367
Direct labor	177,214	142,390
Net project income	405,869	305,977
Selling, general and administrative expenses	349,649	270,584
Operating income	56,220	35,393
Other income (expense):		
Investment and other income	4,906	2,553
Income from assignment of claims *(note 13)*	2,000	–
Interest expense	(3,862)	(3,411)
Amortisation of capital assets	(14,889)	(9,839)
Amortisation of intangible assets	(717)	(442)
Gain on liquidation of investment	2,340	–
(Loss) gain on foreign exchange	(2,686)	491
	(12,908)	(10,648)
Income before income taxes	43,312	24,745
Income taxes *(note 8)*		
Current	15,949	9,617
Future	(6)	1,030
	15,943	10,647
Net income for the year	27,369	14,098
Retained earnings, beginning of year	86,377	72,913
Dividends	(664)	(634)
Retained earnings, end of year	$ 113,082	$ 86,377

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

For the year ended December 31, 2007

(thousands of U.S. dollars)	2007	2006
Cash provided by (used in):		
Operating activities:		
Net income for the year	$ 27,369	$ 14,098
Items not affecting cash flow:		
Amortisation of capital assets	14,889	9,839
Amortisation of intangible assets	717	442
Gain on liquidation of investment *(note 2)*	(2,340)	-
Loss on disposal of capital assets	140	151
Future income taxes	(6)	1,030
Life insurance – cash surrender value	(864)	(425)
	39,905	25,135
Change in non-cash working capital items related to operations *(note 9)*	(11,087)	(10,749)
Cash provided by operating activities	28,818	14,386
Investing activities:		
Decrease in loans receivable from shareholders	330	596
Business acquisitions *(note 9)*	(415)	(4,401)
Investments in other companies	(2,812)	(956)
Proceeds on liquidation of investment *(note 2)*	3,733	-
Purchase of capital assets	(28,357)	(17,589)
Cash used in investing activities	(27,521)	(22,350)
Financing activities:		
Proceeds from long-term debt issued	24,816	8,508
Repayment of long-term debt	(19,876)	(7,395)
Issuance of shares *(note 7)*	7,408	6,708
Dividends paid	(634)	(601)
Net change in bank indebtedness	(7,927)	2,233
Cash provided by financing activities	3,787	9,453
Effect of exchange rate changes on cash and cash equivalents	9,294	2,482
Change in cash and cash equivalents	14,378	3,971
Cash and cash equivalents, beginning of year	20,748	16,777
Cash and cash equivalents, end of year	$ 35,126	$ 20,748
Cash and cash equivalents consist of:		
Cash	$ 23,743	$ 19,884
Cash equivalents	11,383	864
	$ 35,126	$ 20,748

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2007 (thousands of U.S. dollars)

1. Significant accounting policies:

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and are stated in thousands of U.S. dollars. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarised below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(a) Principles of consolidation

The consolidated financial statements of Enterra Holdings Ltd. ("Enterra" or the "Company") comprise the accounts of Enterra Holdings Ltd. (continued under the laws of the Province of New Brunswick, Canada) and its controlled subsidiaries. Investments in other companies, disclosed in note 2, are accounted for using the cost method with the exception of Zitholele Consulting (Pty) Ltd., which is being accounted for using the equity method.

(b) Foreign currency translation

The accounts of the Company's self-sustaining, non-U.S. dollar denominated, foreign operations are translated into U.S. dollars using the current-rate method. Assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at exchange rates prevailing during the year. Gains and losses arising from the translation of the financial statements of the non-U.S. operations are deferred in a "Cumulative Translation Adjustment" account in shareholders' equity.

(c) Revenue recognition

Gross revenues for consulting services are recognised on the percentage of completion basis. Unbilled consulting services are shown as work in progress and are valued at net billable value. Gross revenues are summarised as follows:

	2007	2006
Consulting fees	$ 524,391	$ 403,040
Other project revenues including subcontracts	300,004	230,741
	$ 824,395	$ 633,781

(d) Marketable securities

Marketable securities are stated at the lower of amortised cost and market value. Premiums and discounts arising on acquisition are amortised over the terms to maturity of the securities. The market value of marketable securities as at December 31, 2007 is $1,586 (2006 – $9,801).

(e) Capital assets and amortisation

Capital assets are recorded at cost less accumulated amortisation. Amortisation has been provided substantially using the following basis and annual rates:

Asset	Basis	Rate
Buildings and parking areas	Declining balance	3-5%
Furniture and equipment	Declining balance	15-20%
Vehicles and computer equipment	Declining balance	30%
Leasehold improvements	Over terms of leases	

(f) Goodwill

Goodwill is not amortised and is tested at least annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. Any resulting write-down, representing the difference between fair value and the carrying amount, is recorded in the period in which the impairment occurs. The annual impairment test was completed on December 31, 2007 and did not result in the recognition of an impairment loss.

(g) Intangible assets

Intangible assets include key client lists which are carried at cost less accumulated amortisation and are being amortised against income on a straight-line basis over ten years and other intangibles which are being amortised against income on a straight-line basis over three years.

(h) Cash and cash equivalents

Cash and cash equivalents consists of cash in the bank, a money market account and treasury bills with maturities of three months or less from the date of acquisition.

(i) Income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(j) Employee future benefits

The Company maintains several defined contribution pension plans under which contributions are required to be made. Such contributions are charged to income in the year in which they are earned by the employees.

(k) Deferred revenue

Unbilled services are recorded as work in progress and are valued at net billable value. Deferred revenue represents billings in excess of services provided.

(l) Impairment of long-lived assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognised when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

2. Investment in and advances to other companies:

	Share Ownership	Total 2007	Consisting of Equity	Advances
Elu HB	50%	$ 26	$ 26	$ –
PT Golder Geotech Utama	50%	(147)	–	(147)
IMG Golder Corp.	49%	101	–	101
Zitholele Consulting (Pty) Ltd.	49%	484	244	240
West Delta Corp.	47%	20	20	–
Claw Environmental Services Inc.	39%	35	35	–
50 Burwood Road Pty. Ltd.	27%	682	682	–
Pacific Equity 124 Pty. Ltd.	20%	3,069	941	2,128
		$ 4,270	$ 1,948	$ 2,322

	Share Ownership	Total 2006	Consisting of Equity	Advances
PT Golder Geotech Utama	50%	$ (97)	$ –	$ (97)
IMG Golder Corp.	49%	86	–	86
Zitholele Consulting (Pty) Ltd.	49%	318	116	202
West Delta Corp.	47%	17	17	–
Claw Environmental Services Inc.	39%	30	30	–
SDM Pty. Ltd.	35%	1,393	1,393	–
Pacific Equity 124 Pty. Ltd.	20%	848	848	–
50 Burwood Road Pty. Ltd.	13%	256	256	–
		$ 2,851	$ 2,660	$ 191

The Company paid $1,118 (2006 – $1,333) for rent on properties owned by 50 Burwood Road Pty. Ltd. and SDM Pty. Ltd, which are related parties. During the year, the Company received proceeds of $3,733 on the liquidation of its investment in SDM Pty. Ltd., resulting in a gain of $2,340.

3. Capital assets:

2007	Cost	Accumulated Amortisation	Net Carrying Value
Land	$ 2,875	$ -	$ 2,875
Buildings and parking areas	11,192	3,587	7,605
Furniture and equipment	48,480	28,454	20,026
Computer equipment	55,225	38,286	16,939
Vehicles	7,335	3,715	3,620
Leasehold improvements	17,049	9,432	7,617
	$ 142,156	$ 83,474	$ 58,682

2006	Cost	Accumulated Amortisation	Net Carrying Value
Land	$ 2,246	$ –	$ 2,246
Buildings and parking areas	5,468	2,593	2,875
Furniture and equipment	36,766	22,412	14,354
Computer equipment	40,072	27,547	12,525
Vehicles	5,200	2,710	2,490
Leasehold improvements	12,993	6,765	6,228
	$ 102,745	$ 62,027	$ 40,718

The net carrying value of the assets under capital leases is $10,977 (2006 – $8,814).

4. Loans receivable from shareholders:

The Company provided loans to employees of the subsidiary companies for the purpose of purchasing shares in the Company. These loans were interest free and are repayable on a straight-line basis at 10% to 20% of the original loan principal per year and were repaid in full during 2007.

5. Bank indebtedness:

On August 9, 2007, the Company entered into a five-year credit agreement with The Bank of Nova Scotia and Wachovia Bank, N.A. The credit agreement consists of a revolving facility of $70,000, a non-revolving facility of $14,000 and a non-revolving letter of credit facility of $5,500, all of which mature on August 10, 2012. Borrowings under the credit agreement are collateralized by the assets and property of the borrowers and a guarantee from a subsidiary of the Company. Interest rates are subject to LIBOR margins ranging from 1.00% to 1.50% and standby fees are subject to rates ranging from 0.10% to 0.15% with the margins and rates computed quarterly based on the Company's funded debt to EBITDA ratio. At December 31, 2007, the Company had borrowed $3,292 under the revolving facility and letters of credit in the amount of $3,715 have been issued. At December 31, 2006, the Company had borrowed $8,578 under a revolving facility with The Bank of Nova Scotia.

The remainder of the bank indebtedness amounting to $1,387 (2006- $4,028) consists of funds borrowed under bank overdraft facilities, of which, $691 was borrowed in Rand and $696 was borrowed in Chilean pesos. Total overdraft credit available to the Company's subsidiaries amounts to approximately $13,640 with variable interest rates ranging from 5.17% to 14.50%, per annum, at December 31, 2007.

6. Long-term debt:

	2007	2006
Capital leases, secured by liens on capital assets at interest rates in the range of 4.0%-10.88% per annum, with various maturity dates	$ 14,439	$ 9,662
Notes payable, unsecured, with quarterly payments of principal and interest at bank rate plus 1.00% per annum, repayable over 36 months, maturing in 2007	-	65
Mortgage payable, secured by real estate, with monthly payments of principal and interest at an effective rate of 6.10% per annum, maturing February 1, 2010	1,309	1,389
Mortgage payable, secured by real estate, at floating interest rate, with interest only repayment terms, maturing in January 2007	-	1,591
Non-revolving facility with Aktia Saastopankki, secured by assets of Golder Associates Oy, with quarterly payments of principal and interest at Euribor plus 1.40% per annum, repayable over 36 months, maturing in 2007	-	158
Non-revolving facility with Intesa San Paolo Bank with interest at Euribor plus 1.60% per annum, at effective interest rate 6.10%, (2006 – 5.50%), repayable in quarterly installments, maturing in 2008	24	35
Non-revolving facility with Uni Credit Banca d'Impresa with interest at Euribor plus 1.60% per annum, at effective interest rate 6.02% (2006 – 5.48%), repayable over 60 months with quarterly principal payments commencing March 31, 2007, maturing in 2010	642	792
Non-revolving facility with Banca Sella with interest at Euribor plus 1.25% per annum, at effective interest rate 4.64% (2006 – 4.20%) repayable over 84 months with monthly principal payments commencing June 4, 2006, maturing in 2012	486	497
Loan payable with Steele Valley Development with monthly payments of principal and interest at 8.0% repayable over 60 months, maturing in 2012	399	–
Non-revolving facilities with the Bank of Nova Scotia repayable over 60 months with interest at the bank's prime rate plus 0.25%, at effective interest rate 5.93% (2006 – 6.25%) paid in full in 2007	-	11,354
Non-revolving facility with the Bank of Nova Scotia repayable over 60 months with interest at the bank's prime rate plus 0.25% per annum, at effective interest rate 6.07%, maturing in 2012 *(note 5)*	13,184	–
	30,483	25,543
Less portion included in current liabilities	9,414	9,465
	$ 21,069	$ 16,078

Repayment of long-term debt is scheduled as follows:

2008	$ 9,414
2009	7,863
2010	6,556
2011	3,758
2012	2,892
	$ 30,483

7. Capital stock:

	2007	2006
Authorised		
An unlimited number of shares without par value		
Issued		
6,639,669 shares (2006 – 6,340,837 shares)	$ 38,662	$ 31,254

During the year, the Company issued 298,832 shares for $7,408 cash (2006 – 328,496 shares for $6,708 cash).

The Company has entered into agreements with its shareholders that provide, among other things, restrictions on transfers of the shares and the orderly succession or replacement of shareholders. Upon death, retirement, termination, or bankruptcy of a shareholder, the Company is required either to purchase or allow to be purchased by another shareholder all shares owned by the shareholder within six months of such an event for fair value as specified in the Agreement.

The Company facilitates the orderly transfer of shares from selling shareholders through an arrangement with an independent trustee. The trustee buys the shares from the selling shareholder for the price specified in the agreement and sells them to purchasing shareholders identified by the Company for the same price. The Company has never been required to purchase shares from selling shareholders, and has always been able to identify purchasers for the shares.

The total share transfer price of outstanding shares as at December 31, 2007 amounts to $213,212 (2006 – $157,200).

8. Income taxes:

The Company's consolidated income tax provision is based on rates and allowances applicable to each of the income tax jurisdictions in which the Company operates. The consolidated tax provision differs from that expected by applying the combined Canadian federal and provincial income tax rate to consolidated earnings before income taxes, for the following reasons:

	2007	2006
Expected combined Canadian federal and provincial income tax rate	34.00%	34.00%
Expected provision for income tax based on the above rate	$ 14,726	$ 8,413
Increase (decrease) in income tax resulting from:		
Utilisation of losses	(249)	(100)
Valuation allowance on tax benefits	144	205
Adjustments to provisions	–	766
Foreign state and other taxes	137	473
Other permanent differences	1,185	890
Provision for income taxes	$ 15,943	$ 10,647

Subsidiaries of the Company have operating losses of approximately $1,346 available to offset future taxable income. These losses may be carried forward for periods ranging from four years to indefinitely. The future benefit of these losses has not been recorded in these financial statements because management recognises that there is no certainty that sufficient taxable income will be generated to utilise these losses.

9. Cash flow information:

Change in non-cash working capital items related to operations

	2007	2006
Marketable securities	$ 8,065	$ (3,244)
Accounts receivable	(39,355)	(34,714)
Work in progress	(8,211)	(4,792)
Accounts payable and accrued liabilities	21,870	23,613
Deferred revenue	4,818	4,134
Income taxes payable	3,378	1,386
Prepaids and other receivables	(1,652)	2,868
	$ (11,087)	$ (10,749)

Cash flows include the following elements:		
Interest paid	$ 3,883	$ 3,208
Income taxes paid	$ 13,626	$ 8,042

Business acquisitions

A summary of the business acquisitions for the years ended December 31, 2007 and 2006 is as follows:

Cash consideration, net of cash acquired (bank indebtedness assumed)	2007	2006
LRM International Consulting Inc.	$ 75	$ –
Ecosun	219	–
Heritage Quest Inc.	121	–
Kingett Mitchell Limited	–	4,136
Pulles Howard and de Lange Inc.	–	265
	$ 415	$ 4,401

On January 1, 2007, the Company purchased for cash, certain assets of LRM International Consulting Inc. The details of the purchase are shown below:

Cash consideration of $75	
Capital assets	$ 50
Intangible assets *(note 1(g))*	25
	$ 75

On June 1, 2007, the company purchased for cash, certain assets of Ecosun. The details of the purchase are shown below:

Cash consideration of $219	
Non-cash working capital	$ 50
Capital assets	169
	$ 219

On December 10, 2007, the Company purchased for cash, certain assets of Heritage Quest Inc. The details of the purchase are shown below:

Cash consideration of $121	
Capital assets	$ 20
Intangible assets *(note 1(g))*	101
	$ 121

10. Goodwill and intangible assets:

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2007 are as follows:

	2007	2006
Balance, beginning of year	$ 3,079	$ 1,489
Goodwill acquired during the year	-	1,590
	$ 3,079	$ 3,079

Intangible assets

The changes in the carrying amount of intangible assets for the year ended December 31, 2007 are as follows:

			2007	2006
	Cost	Accumulated Amortisation	Net Book Value	Net Book Value
Limited life				
Customer lists and other intangibles	$ 3,776	$ 1,476	$ 2,300	$ 2,891

The aggregate amount of intangible assets with a limited life that were acquired during the year is $126.

11. Employee future benefits:

The Company has defined contribution plans providing pension benefits to its employees. The defined contribution pension expense for the year ended December 31, 2007 was $10,175 (2006 – $7,677). The Company has an obligation to provide post-retirement health, dental and other benefits to its existing retirees, based on 70% of the cost of such benefits, until the age of 75. Certain active employees retiring in the years 2003 through 2005 are also eligible for these benefits, but the cost to the Company reduces from 70% to 25% depending on the year of retirement. The Company has accrued $241 (2006 – $204) of the cost of this plan.

12. Commitments:

The Company and its subsidiaries are obligated under various long-term leases for building facilities, furniture, equipment and vehicles. Approximate minimum annual lease commitments as at December 31, 2007 are as follows:

2008	$ 21,664
2009	20,133
2010	15,730
2011	13,445
2012	11,185
Thereafter	45,503
	$ 127,660

13. Contingencies:

In the ordinary course of business, several of the Company's subsidiaries have been named as parties to litigation and have been advised of claims arising from work they performed. Management is of the opinion that the outcome of such litigation and claims will not have a material adverse effect on the Company's financial position, operating results or cash flows.

The Company assigned its rights to two covered insurance claims with Reliance Insurance Company (In Liquidation) to RLI Holdings, LLC. (Assignee) in exchange for $2,000, which it received from the Assignee on March 23, 2007. If the claims are disallowed, reduced, impaired, subordinated, or not paid when other claims in the same priority level b class are paid by the Reliance Insurance Company Liquidator, then the Company would be responsible for repayment of the difference as proportional restitution to RLI Holdings, LLC. or its successor or assignees. At this time, management does not have any reason to believe that the claims will be disallowed, reduced, impaired, subordinated, or not paid when other claims in the same class are paid by the Reliance Insurance Company Liquidator.

A subsidiary company, as required under the terms of reinsurance agreements, has issued an irrevocable letter of credit in favor of Zurich American Insurance Company in the amount of $294 (2006 – $294).

In 2004, a subsidiary of the Company received an income tax assessment amounting to $1,300 that disallows the deduction of certain inter-company charges for the 1998 to 2001 taxation years. This assessment was appealed and in December 2007, the subsidiary of the Company was notified that 70% of the original assessment was allowable. The remaining 30% of the original assessment, plus penalties and interest amounts to $1,432 and this amount has been appealed. Management believes that the remaining assessment will be reversed on appeal, and consequently no provision has been made in the financial statements.

14. Financial instruments:

Fair value

Other than investments in and advances to other companies and long-term debt, the fair values of the Company's financial instruments approximate their carrying values due to their relatively short periods to maturity.

Based on estimated interest rates currently available to the Company for mortgages, equipment and notes payable with similar terms and maturities, the fair market value of such instruments approximates their book values. It is not practicable to determine the fair values of investments in and advances to other companies (note 2).

Credit risk

Due to the large base of customers, management of the Company has concluded that credit risk relating to its accounts receivable is normal. The Company has made suitable provision for accounts felt to be subject to risk of non-collection.

Interest rate risk

The Company is exposed to interest rate risk on its variable-rate interest-bearing debt consisting of bank indebtedness of $4,679 (note 5) and long-term debt of $14,336 (note 6).

Foreign exchange risk

Foreign exchange risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies. The assets, liabilities, revenue and expenses that are denominated in foreign currencies will be affected by changes in the exchange rate between the U.S. dollar and these foreign currencies. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15. Segmented information:

The Company, through its Canadian holding company, Golder Associates Corporation, provides earth engineering and environmental consulting services to clients on a global basis.

2007	Gross Revenues	Net Revenues	Capital and Intangible Assets
Canada	$ 335,572	$ 237,910	$ 25,878
United States	182,004	124,369	8,452
Australasia /Africa	165,444	110,784	16,302
Europe	127,291	82,563	10,055
South America	47,491	27,457	3,374
Intercompany revenues	(33,407)	–	–
	$ 824,395	$ 583,083	$ 64,061

2006	Gross Revenues	Net Revenues	Capital and Intangible Assets
Canada	$ 255,669	$ 178,101	$ 18,010
United States	164,512	110,891	7,799
Australasia /Africa	102,320	70,633	12,496
Europe	109,903	68,335	5,975
South America	36,439	20,407	2,408
Intercompany revenues	(35,062)	–	–
	$ 633,781	$ 448,367	$ 46,688

16. Future accounting changes:

(a) Financial instruments

In April 2005, the CICA issued Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. All these Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2007. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2008. These standards provide guidance on: the recognition, measurement, classification and presentation of financial assets and liabilities including financial and non-financial derivative instruments and embedded derivatives; reporting items in other comprehensive income; hedge accounting criteria and methodologies and presentation of equity.

In December 2006, the CICA issued Section 3862, Financial Instruments – Disclosures; Section 3863, Financial Instruments – Presentation; and Section 1535, Capital Disclosures. All three Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2007. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2008. Section 3862 on financial instruments disclosures, requires the disclosure of information about: a) the significance of financial instruments for the entity's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments establishes standards for presentation of financial instruments and non-financial derivatives. Section 1535 on capital disclosures requires the disclosure of information about an entity's objectives, policies and processes for managing capital.

The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

(b) Goodwill and intangible assets

In February 2008, the CICA issued Section 3064 – Goodwill and Intangible Assets, which replaces Sections 3062 – Goodwill and Other Intangible Assets and 3450 – Research and Development. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

As this standard is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, the Company will adopt this standard on January 1, 2009 (the first day of the Company's 2009 fiscal year). The Company is in the process of evaluating the potential impact of this new standard on its consolidated financial statements.

17. Subsequent events:

On January 1, 2008, the Company purchased certain assets from African EPA for cash consideration of $760.

On February 1, 2008, the Company agreed to acquire the remaining 80% share ownership of Pacific Equity 124 Pty. Ltd. for $6,396.

On March 28, 2008, the Company entered into a contract to purchase a property under development for $2,193.

On April 7, 2008, the Company entered into a contract to purchase property for $5,306.

Enterra Holdings Ltd. – Canada

PROFESSIONAL ASSOCIATES INDEMNITY COMPANY LTD.
Barbados

EDAPHOS DEVELOPMENTS LTD.
Canada

EDAPHOS DEVELOPMENTS INC.
United States

AUSTERRA HOLDINGS PTY. LTD.
Australia

RECORA PTY. LTD.
Australia

GOLDER ASSOCIATES CORPORATION - CANADA

Africa

GOLDER ASSOCIATES AFRICA (PTY) LTD.
South Africa

Asia

GOLDER ASSOCIATES CONSULTING LTD.
China

GOLDER ASSOCIATES (HK) LIMITED
Hong Kong

GOLDER ASSOCIATES (PT GEOTECHNICAL + ENVIRONMENTAL SERVICES INDONESIA)
Indonesia

GOLDER ASSOCIATES (PHILIPPINES) INC.
Philippines

GOLDER ASSOCIATES (SINGAPORE) PTE LTD.
Singapore

Australasia

GOLDER ASSOCIATES PTY. LTD.
Australia

GOLDER NC S.A.R.L.
New Caledonia

GOLDER ASSOCIATES (NZ) LTD.
New Zealand

Canada

GOLDER ASSOCIATES LTD.
GOLDER ASSOCIATES INNOVATIVE APPLICATIONS (GAIA) INC.
GOLDER PASTE TECHNOLOGY LTD.
HYDROQUAL LABORATORIES LTD.

United States

GOLDER ASSOCIATES INC.
GOLDER ASSOCIATES NC, INC.
GOLDER CONSTRUCTION SERVICES, INC.

South America

GOLDER ASSOCIATES ARGENTINA S.A.
Argentina

GOLDER ASSOCIATES BOLIVIA SRL
Bolivia

GOLDER ASSOCIATES BRASIL CONSULTORIA E PROJECTOS LTDA.
Brazil

GOLDER ASSOCIATES S.A.
Chile

GOLDER PASTE TECHNOLOGY LTD.
Chile/Peru

GOLDER ASSOCIATES PERU S.A.
Peru

Europe

GOLDER ASSOCIATES A/S
Demark

GOLDER ASSOCIATES OY
Finland

GOLDER ASSOCIATES S.ARL
France

GOLDER ASSOCIATES GMBH
Germany

GOLDER ASSOCIATES (MAGYARORSZÁG) KFT.
Hungary

GOLDER ASSOCIATES CONSULTING LTD.
Ireland

GOLDER ASSOCIATES S.R.L.
Italy

GOLDER ASSOCIATES AS
Norway

GOLDER ASSOCIATES PORTUGAL UNIPESSOAL LDA
Portugal

GOLDER ASSOCIATES GLOBAL IBERICA S.L.U
Spain

GOLDER ASSOCIATES AB
Sweden

GOLDER ASSOCIATES LTD STI
Turkey

GOLDER ASSOCIATES EUROPE LTD.
United Kingdom

GOLDER ASSOCIATES (UK) LIMITED
United Kingdom

Corporate Information as of December 2007

OFFICERS

F.W. Firlotte,
President

J.R. Schultz,
Corporate Secretary

BOARD OF DIRECTORS

J. M. Conaway
M.C. Ervin
D.S. Ferguson
F.W. Firlotte
T.P. Fitzell
D.H. Hall
P. Jarre
W.M. Kellestine
D.M. Morrison
E.M. Parot
W.R. Sullivan
C.F. Voss
J. Westland

EHL BOARD COMMITTEES

Audit

J. M. Conaway,
Chairman

D.H. Hall
E.M. Parot
C.F. Voss
J. Westland

Finance

J. Westland,
Chairman

J. M. Conaway
F.W. Firlotte
T.P. Fitzell
D.W. Horsfield*
P. Jarre
E.M. Parot
J R. Schultz*
L.W. Shelley*

GOVERNANCE & COMPENSATION

W.R. Sullivan,
Chairman

M C. Ervin
D.S Ferguson
T P. Fitzell
D.H. Hall
D.M. Morrison

RISK

W.M. Kellestine,
Chairman

W.F. Brumund*
M.C. Ervin
D.S. Ferguson
F.W. Firlotte
P Jarre
S J.B. Marzzarella*
D M Morrison
C.F. Voss

** Additional representatives to the EHL Board Committees*

AUDITORS

Deloitte & Touche LLP
Toronto, Ontario, Canada

LEGAL COUNSEL

McCarthy Tétrault LLP
Toronto, Ontario Canada

BANKERS

Bank of Nova Scotia
Toronto, Ontario, Canada

This report has been printed on FSC-certified Beckett Expression paper which is carbon neutral. The thermal energy emissions created in the manufacturing of this paper have been entirely offset with Verified Emissions Reduction credits (VERs). In addition, 100% of the electricity used to manufacture this grade of paper is offset by Green-e certified wind certificates

FSC
Mixed Sources

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

OF

ENTERRA HOLDINGS LTD.

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ENTERRA HOLDINGS LTD. will be held at Golder Associates Inc., 3730 Chamblee Tucker Road, Atlanta, Georgia, USA on the 11th day of November, 2008 at 5:30 o'clock in the afternoon (local time) for the following purposes:

1. To elect Directors of the Company.
2. To receive and confirm the financial statements of the Company as at December 31, 2007, together with the report of the auditors thereon.
3. To appoint Deloitte & Touche as auditors and to authorize the Board of Directors to fix their remuneration.
4. To consider any other business as may properly come before the meeting or any adjournment thereof.

Shareholders are requested to vote, date, sign and submit their proxies by mail or preferably by accessing the following link -- http://websurvey.golder.com/wsb.dll/acollins/2008ProxyShareholder.htm. If Shareholders are present at the meeting, their proxies may be withdrawn and they may vote in person on all matters brought before the meeting, as described more fully in the Proxy Statement.

DATED at Whitby, Ontario the 10th day of October, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

J.R.Schultz, Secretary/Treasurer

PROXY STATEMENT
FOR THE ANNUAL MEETING OF
SHAREHOLDERS OF
ENTERRA HOLDINGS LTD.

This Proxy Statement is furnished to Shareholders by the Board of Directors of Enterra Holdings Ltd. (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders ("AGM") on the 11th day of November, 2008 at 5:30 o'clock in the afternoon (local time), and at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and accompanying Proxy Request and Notice of Annual Meeting are first being mailed to Shareholders on October 10, 2008.

If the enclosed Proxy Request form is properly executed and submitted either by mail or preferably electronically, the shares represented thereby will be voted in accordance with its terms. Proxies must be received by the Secretary/Treasurer of the Company on or before the close of business on November 10, 2008 in order to be voted at the AGM.

VOTING SECURITIES

RECORD DATE AND VOTING OF SECURITIES

The New Brunswick Business Corporations Act provides that Shareholders of record on the date immediately proceeding the date of this notice are entitled to notice of and to vote at the AGM. On October 9, 2008 the Company had a total of **6,664,079** Common Shares outstanding and entitled to vote.

In the final vote for the Board of Directors, each shareholder is entitled to vote for the complete list or they may spread their votes amoung particular listed/unlisted candidates. The bylaws of the Company state:

> Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him/her multiplied by the number of directors to be elected, and he/she may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.
>
> If a shareholder has voted for more than one candidate without specifying the distribution of his/her votes among the candidates, he/she shall be deemed to have distributed his/her votes equally among the candidates for whom he/she voted.
>
> If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually to hold office until the election of their successors at the next AGM. The proposed slate of thirteen (13) Directors will be comprised of the President, two (2) external candidates, six (6) At-Large candidates selected from the Principals of the Company and four (4) additional candidates nominated by the current Board. In order to provide a level of continuity, the six (6) At-Large candidates selected from the Principals of the Company will serve for a term of three (3) years; however, under the New Brunswick Corporations Act, these candidates are re-elected annually.

The following is the slate of candidates for election to serve the terms noted below:

NAME	DIRECTOR SINCE	POSITION	TERM EXPIRING
Firlotte, F.W. (2) (3)	1999	President – Montreal, Canada	2009
Conaway, J.M. (1) (2)	2007	External – Newport Coast, CA, USA	2009
Ferguson, D.S. (3) (4)	2007	External – Keswick, VA, USA	2009
Ervin, M.C. (3) (4) (5)	2003	At-Large – Melbourne, Australia	2009
Hall, D.H. (1) (4)	2006	At-Large – Nottingham, England	2009
Fitzell, T.P. (2) (4)	2004	At-Large – Vancouver, Canada	2010
Voss, C.F. (1) (3)	2007	At-Large – Seattle, USA	2010
Sullivan, W.R. (4)	2005	At-Large – Atlanta, USA	2011
Westland, J. (1) (2)	2005	At-Large – Mississauga, Canada	2011
Kellestine, W.M. (3)	2007	Board Nominated – London, Canada	2009
Morrison, D.M. (3) (4)	2007	Board Nominated – Mississauga, Canada	2009
Parot, M.E. (1) (2)	2007	Board Nominated – Santiago, Chile	2009
Frampton, M.J.	------	Board Nominated – Fort Collins, USA	2009

****

(1) Member of Audit Committee
(2) Member of Finance and Investment Committee
(3) Member of Risk Committee
(4) Member of Governance and Compensation Committee
(5) Lead Director

The background and experience of the new candidate for the Board is summarized and attached.

CONFIRMATION OF FINANCIAL STATEMENTS

The 2007 Annual Report previously distributed to all shareholders of the Company included a copy of the financial statements of the Company as at December 31, 2007 together with the report of the auditors thereon. Although not required, the Board of Directors recommends confirmation of the 2007 financial statements of the Company by the Shareholders.

INDEPENDENT AUDITORS

The Board of Directors recommends that Deloitte & Touche be appointed as independent auditors of the Company for fiscal 2008.

THE BOARD OF DIRECTORS

J.M. Conaway	W.M. Kellestine
M.C. Ervin	D.M. Morrison
D.S. Ferguson	M.E. Parot
F.W. Firlotte	W.R. Sullivan
T.P. Fitzell	C.F. Voss
D.H. Hall	J. Westland
P. Jarre	

Enterra Holdings Ltd.

PROXY REQUEST
ANNUAL MEETING OF SHAREHOLDERS OF
ENTERRA HOLDINGS LTD.
TO BE HELD ON NOVEMBER 11, 2008

The Board of Directors proposes the following slate of 13 candidates to be elected as Directors. Please indicate your preference by checking the appropriate box or boxes below. If you choose someone other than one of the candidates below, write his or her name in the blank spaces provided.

☐ **Vote for all 13 candidates; or**

☐	J.M. Conaway	☐	W.M. Kellestine
☐	M.C. Ervin	☐	D.M. Morrison
☐	D.S. Ferguson	☐	M.E. Parot
☐	F.W. Firlotte	☐	W.R. Sullivan
☐	T.P. Fitzell	☐	C.F. Voss
☐	D.H. Hall	☐	J. Westland
☐	M.J. Frampton		
☐	________________	☐	________________

FOR	**AGAINST**	**ABSTAIN**	
☐	☐	☐	Confirm the financial statements of the company as at December 31, 2007 together with the Auditors' Report thereon.
☐	☐	☐	Confirm the appointment of Deloitte & Touche as independent auditors for the 2008 fiscal year.
☐	☐	☐	Such other business as may properly come before the meeting or any adjournment or adjournments thereof.

________________________ ________________________
Shareholder Name (Signature) **Date**

____
Shareholder Name (Print)

Issue Proxy to:

____
or alternatively, **J.R. Schultz,** with Power of Substitution

END